EXHIBIT 99.1

Caledonia Mining Corporation Plc New Significant Shareholder

ST HELIER, Jersey, Sept. 03, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE American: CMCL; AIM: CMCL) announces that it has recently become aware that VanEck Vectors Junior Gold Miners ETF (“VanEck”) discloses on its website that it holds an interest in a total of 473,246 Caledonia shares which equates to 3.90% of the issued share capital of Caledonia and accordingly is a significant shareholder (as defined by the AIM Rules for Companies).

The Company has approached VanEck to seek confirmation of the shareholding disclosed on its website and will provide a further update if and when necessary.

Caledonia is a constituent of the MVIS Global Junior Gold Miners Index (GDXJ Index) which forms the basis of various passive gold sector investment funds in the North American market, the most significant being the VanEck Vectors Junior Gold Miners ETF.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

WH Ireland Adrian Hadden	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538